UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                        XM Satellite Radio Holdings Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   983759-10-1
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                            John D. Hardy, Jr., Esq.
                              O'Melveny & Myers LLP
                              400 South Hope Street
                          Los Angeles, California 90071
                                 (213) 430-6000
  -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 2003
  -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 Page 1 of 13 Pages

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CUSIP NO. 983759-10-1         Schedule 13D                  Page 2 of 13 Pages


-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      American Honda Motor Co., Inc. ("American Honda")
                                       --------------
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a) [ ] (b) [X]

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3     SEC USE ONLY


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4     SOURCE OF FUNDS


      WC

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

      PURSUANT TO ITEMS 2(d) or 2(e)
                                                Item 2(d)   [__]
                                                Item 2(e)   [__]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION


      California

                    ------------------------------------------------------------
                    7     SOLE VOTING POWER

                          23,665,528
     NUMBER OF
                    ------------------------------------------------------------
      SHARES
                    8     SHARED VOTING POWER

   BENEFICIALLY           0

     OWNED BY
                    ------------------------------------------------------------
       EACH         9     SOLE DISPOSITIVE POWER

     REPORTING            23,665,528

                    ------------------------------------------------------------
      PERSON        10    SHARED DISPOSITIVE POWER

       WITH               0


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 3 of 13 Pages


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      23,665,528

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [ X ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      15.7%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      CO


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 4 of 13 Pages


--------------------------------------------------------------------------------


     This Amendment No. 5 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Class A Common Stock of the Issuer filed by American Honda with the Securities and Exchange Commission on August 22, 2000, as amended on April 9, 2001, February 15, 2002, June 25, 2002 and April 28, 2003 (as so amended, the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

     This Amendment No. 5 is being made to reflect that, as of June 16, 2003 and September 9, 2003, American Honda entered into certain amendments to agreements with respect to securities of the Issuer. Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by American Honda in the Initial Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND

            Item 2 is hereby amended and restated in its entirety as follows:

      The statement on Schedule 13D is being filed by American Honda Motor Co., Inc. ("American Honda"), with principal executive offices at 1919 Torrance Boulevard, Torrance, California 90509-2200. American Honda is in the business of distributing automobiles, motorcycles and power equipment products.

      Honda Motor Co., Ltd., a Japanese corporation ("Honda Motor"), controls American Honda and has principal executive offices at 1-1, Minami Aoyama 2 chome, Minato-Ku, Tokyo, Japan. Honda Motor is in the business of manufacturing automobiles, motorcycles and power equipment products.

      Following is a list of the identity, citizenship, position and principal occupation of each executive officer and director of Honda Motor and American Honda.

                                   Honda Motor

  Executive Officer/Director (Citizenship)  Position/Principal Occupation
  ---------------------------------------   -----------------------------

  Yoshihide Munekuni (Japan citizen)        Chairman and Representative Director

  Takeo Fukui (Japan citizen)               President and CEO

  Koichi Amemiya (Japan citizen)            EVP & Representative Director
                                            COO, North America Regional
                                            Operations President of American
                                            Honda

  Michiyoshi Hagino (Japan citizen)         Senior Managing & Representative
                                            Director COO, Automobile Operations


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 5 of 13 Pages



  Minoru Harada (Japan citizen)             Senior Managing & Representative
                                            Director COO, Europe, Middle East &
                                            Africa Operations

  Motoatsu Shiraishi (Japan citizen)        Senior Managing & Representative
                                            Director COO, Production Operations

  Satoshi Aoki (Japan citizen)              Senior Managing & Representative
                                            Director Chief Financial Officer
                                            COO, Business Management Operations

  Hiroshi Okubo (Japan citizen)             Senior Managing & Representative
                                            Director COO, Business Support
                                            Operations


                                 American Honda

  Executive Officer/Director (Citizenship)  Position/Principal Occupation
  ---------------------------------------   -----------------------------

  Koichi Amemiya (Japan Citizen)            Director
                                            Chairman of the Board

  Koichi Kondo (Japan Citizen)              Director
                                            President & COO

  Koki Hirashima (Japan Citizen)            Director
                                            President of Honda of America
                                            Manufacturing, Inc.

  Richard E. Colliver (US Citizen)          Director
                                            EVP - Honda Sales and Acura

  Thomas G. Elliott (US Citizen)            Director
                                            EVP - Auto Operations

  Chester L. Hale (US Citizen)              Director
                                            EVP - Product Regulatory Office

  Hideo Takemura (Japan Citizen)            Director
                                            EVP - Auto Parts & Service/Technical
                                            Operations

  Shinichi Sakamoto (Japan Citizen)         VP - Finance and Treasurer


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 6 of 13 Pages



  Hiroshi Matsumoto (Japan Citizen)         VP - Human Resources & Administra-
                                            tion and Secretary

     Neither American Honda, Honda Motor, nor, to the best knowledge of each of them, any of their respective executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Item 5 is hereby amended and restated in its entirety as follows:

     By virtue of the Director Designation Agreement described in the response to Item 6, which currently contains certain voting agreements formerly contained in the Amended and Restated Shareholders Agreement (as currently amended as the Third Amended and Restated Shareholders and Noteholders Agreement described in the response to Item 6), American Honda may be deemed to be a part of a group (within the meaning of Section 13(d) of the Exchange Act of 1934 (the "Exchange Act") that is comprised of the following entities: (1) Clear Channel Investments, Inc. ("Clear Channel"); (2) Madison Dearborn Capital Partners III, L.P. ("M-D Capital Partners"), Madison Dearborn Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn");
(3) American Honda; and (4) Hughes Electronic Corporation ("Hughes"). American Honda expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other members of the group, and the filing of this statement on Schedule 13D by American Honda is not an admission by American Honda that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock held by the other members of the group.

     Based solely upon information provided to American Honda by the Issuer (the "Available Data"), American Honda believes that, as of August 31, 2003, (a) the members of the group beneficially owned the number of shares of Class A Common Stock set forth in the table below, constituting in each case that percentage of the Class A Common Stock outstanding on such date set forth in the table, (b) the Series C Preferred Stock was convertible into Class A Common Stock at the conversion price of $8.94 per share, (c) the 10% Convertible Notes were convertible into Class A Common Stock at the conversion price of $3.18 per share and (d) there were 127,534,995 shares of Class A Common Stock outstanding. The Issuer's Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Convertible Preferred Stock"), is convertible into Class A Common Stock on a one-for-one basis.

      Name of Beneficial Owner      Number of Shares           Percentage
      ------------------------      ----------------           ----------

      CLEAR CHANNEL                    8,329,877                   6.5%
      MADISON DEARBORN                 7,005,266                   5.2%
      AMERICAN HONDA                  23,665,528                  15.7%
      HUGHES                          18,795,595                  13.5%


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 7 of 13 Pages


     American Honda holds of record 50,000 shares of Series C Preferred Stock, which as of August 31, 2003 were convertible into 7,005,267 shares of Class A Common Stock. American Honda holds of record $50,000,000 in initial value of 10% Convertible Notes, which as of August 31, 2003 were convertible into 16,660,261 shares of Class A Common Stock. American Honda has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the Class A Common Stock to which this statement on Schedule 13D relates.

     Based solely upon the information set forth in the Issuer's Registration Statement on Form S-1, No. 333-39176, filed with the Securities and Exchange Commission on June 13, 2000 (the "Registration Statement"), and on the
Available Data, American Honda believes that: (1) on October 8, 1999, each of General Motors Corporation and DIRECTV Enterprises, Inc. acquired from the Issuer in a private placement 5,393,252 shares of the Series A Convertible Preferred Stock upon conversion of $50,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of them by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, each of General Motors Corporation and DIRECTV Enterprises, Inc. acquired 160,000 shares of the Class A Common Stock in the Issuer's initial public offering (the "Offering"), at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, and (3) on August 8, 2000, DIRECTV Enterprises, Inc. acquired 20,000 shares of the Series C Preferred Stock at a purchase price of $1,000 per share. Based solely on information provided by the Issuer, American Honda believes that (i) on January 28, 2003, Hughes acquired $10,000,000 in initial value of the 10% Convertible Notes and
(ii) Hughes has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 10% Convertible Notes and the shares of Class A Common Stock it beneficially owns.

     Based solely upon the information set forth in the Registration
Statement and on the Available Data, American Honda believes that: (1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Common Stock upon conversion of $75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock. Based solely on information provided by the Issuer, American Honda believes that Clear Channel has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Class A Common Stock it beneficially owns.

     Based solely upon the information set forth in the Registration
Statement and on the Available Data, American Honda believes that: (1) on October 8, 1999, M-D Capital Partners acquired from the Issuer in a private placement 2,622,200 shares of Class A Common Stock upon conversion of $24,310,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Capital Partners by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, M-D Capital Partners acquired 80,000 shares of the Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, and (3) on August 8, 2000, M-D


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 8 of 13 Pages


Capital Partners acquired 48,914 shares of the Series C Preferred Stock at a purchase price of $1,000 per share.

     Based solely upon the information set forth in the Registration
Statement and on the Available Data, American Honda believes that: (1) on October 8, 1999, M-D Special Equity acquired from the Issuer in a private placement 58,247 shares of Class A Common Stock upon conversion of $540,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Special Equity by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on August 8, 2000, M-D Special Equity acquired 1,086 shares of the Series C Preferred Stock at a purchase price of $1,000 per share.

     Based solely upon the information set forth in the Registration
Statement and on the Available Data, American Honda believes that on October 8, 1999, Special Advisors acquired from the Issuer in a private placement 16,179 shares of Class A Common Stock upon conversion of $150,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Special Advisors by the Issuer, at a conversion price of approximately $9.52 per share. Based solely on information contained in Madison Dearborn's Schedule 13D, as amended, American Honda believes that dispositive and voting powers of the securities beneficially owned by Madison Dearborn Partners III, L.P., which is the sole general partner of M-D Capital Partners, M-D Special Equity and Special Advisors, are shared by Madison Dearborn Partners, LLC and an advisory committee of limited partners thereof.

     American Honda does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock described herein.

     Except for transactions reported on Schedule 13D or statements under
Section 16 of the Exchange Act, neither American Honda, Honda Motor, nor, to the knowledge of American Honda, any of the beneficial owners listed above (the "Reporting Persons") has engaged in any other transactions in the Class A Common Stock within the past 60 days or beneficially owns any shares of the Issuer's capital stock.

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CUSIP NO. 983759-10-1         Schedule 13D                  Page 9 of 13 Pages


     Except for transactions reported on Schedule 13D or statements under
Section 16 of the Exchange Act, to the best knowledge of American Honda, none of the executive officers or directors of American Honda, Honda Motor or any of the Reporting Persons has effected any transactions in the Class A Common Stock within the past 60 days or beneficially owns any shares of the Issuer's capital stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 is hereby amended and restated in its entirety as follows:

     Set forth below are descriptions of certain material provisions of agreements American Honda has entered into with respect to securities of the Issuer. These summary descriptions are qualified in their entirety by reference to the full text of the agreements, which are incorporated herein by reference and are filed as exhibits hereto.

                            NOTE PURCHASE AGREEMENT

     American Honda and certain other investors entered into a Note Purchase Agreement dated December 21, 2002 with the Issuer and XM Satellite Radio Inc. ("XM" and together with the Issuer, the "Obligors") pursuant to which the investors purchased $210 million aggregate initial value of the 10% Convertible Notes of the Obligors. The holders may opt to convert the accreted value of their 10% Convertible Notes, in whole or in part, at any time or from time to time, into Class A Common Stock at $3.18 per share of Class A Common Stock. However, no holder may opt to convert its notes without obtaining any required prior approval of the Federal Communications Commission.

     The Obligors may opt to convert all, but not less than all, of the 10% Convertible Notes into shares of Class A Common Stock at the conversion price at any time on or after January 28, 2007 if (i) shares of Class A Common Stock have traded at a price in excess of 200% of the conversion price then in effect for 30 trading days, (ii) the Issuer achieves break-even in earnings before interest, taxes, depreciation and amortization for the preceding quarter,
(iii) following conversion, the aggregate indebtedness of the Issuer and its subsidiaries is less than $250 million and (iv) no shares of Series C Preferred Stock remain outstanding.

     In the case of a merger, sale of all assets or recapitalization of the Class A Common Stock, holders of the 10% Convertible Notes will have the right to exchange their notes for the kind and proportionate amount of shares and other securities and property or cash receivable by holders of the Class A Common Stock in connection with the event.

     Under the Note Purchase Agreement, American Honda and each other investor agreed that, so long as the investor owned at least $10 million in principal amount at maturity of the 10% Convertible Notes, it would not sell, contract to sell, grant any option to purchase, or make any short sale of Class A Common Stock, establish a "put equivalent position" (as defined in Rule 16a-1(h) under the Exchange Act), or engage in any transaction the result of which would involve any of the foregoing, at a time when the investor has no equivalent offsetting long position in Class A Common Stock or preferred stock or indebtedness convertible into Class A Common Stock.

     The parties amended the Note Purchase Agreement on January 16, 2003 to provide for additional investors. On June 16, 2003, the parties entered into an Amended and Restated Note Purchase Agreement, which removed certain restrictive covenants and required instead that XM comply with certain other


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 10 of 13 Pages



restrictive covenants contained in the Indenture dated as of January 28, 2003 between XM, each of the guarantors named therein and The Bank of New York, as trustee, for the benefit of the holders of XM's 14% Senior Secured Discount Notes due 2009.

                              NOTEHOLDERS AGREEMENT

      American Honda entered into a Third Amended and Restated Shareholders and Noteholders Agreement dated June 16, 2003 among the Issuer and certain shareholders and noteholders (the "Noteholders Agreement"). The Noteholders Agreement provides for observation rights for American Honda (as well as for certain other investors) on the Issuer's board, in the event that American
Honda does not already have a director on the board. This observation right is conditioned on American Honda retaining at least 25% of its investment in the Issuer as of January 28, 2003. The Noteholders Agreement also provides for approval rights for the holders of the 10% Convertible Notes for certain fundamental actions of the Issuer and its subsidiaries, including, among other things, charter amendments, stock issuances, debt incurrences, asset sales, dissolution and affiliate transactions. The Noteholders Agreement grants a right of first offer for certain parties, including American Honda, if the Issuer engages in a private sale of its capital stock in an amount of $25 million or more, to the extent necessary to maintain their pro rata fully-diluted ownership percentage. The agreement also provides antidilution protection for the holders of the Series C Preferred Stock and the holders of the 10% Convertible Notes.

      The Noteholders Agreement imposes certain financial and operational restrictions on the Issuer, including prohibitions on: restricted payments, dividend and other payment restrictions affecting material subsidiaries, incurrence of indebtedness and issuance of preferred stock, asset sales, affiliate transactions, liens, sale and leaseback transactions, issuances and sales of equity in material subsidiaries, and mergers. The agreement also requires that, upon the occurrence of a change of control, the Obligors make an offer to the holders of the 10% Convertible Notes to repurchase all or any part of the notes at a purchase price of 101% of their accreted value, plus accrued and unpaid interest.


                          REGISTRATION RIGHTS AGREEMENT

      American Honda entered into a Second Amended and Restated Registration Rights Agreement dated January 28, 2003 among the Issuer and certain shareholders and noteholders (the "Registration Rights Agreement"). The agreement provides for the following demand registrations for shares of Class A Common Stock, in each case provided that the request is made for at least $10 million of registerable shares:

      a. two (2) demand registrations, exercisable by holders of the Series C Preferred Stock claiming 20% of the Class A Common Stock issuable upon conversion of the entire aggregate outstanding principal amount of Series C Preferred Stock;


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 11 of 13 Pages


      b. two (2) demand registrations, exercisable by holders of the 10% Convertible Notes claiming 25% of the Class A Common Stock issuable upon conversion of the entire aggregate outstanding principal amount of the notes; and

      c. one (1) demand registration within 90 days of a change of control, exercisable by holders of the Series C Preferred Stock claiming 20% of the Class A Common Stock issuable upon conversion of the entire aggregate outstanding principal amount of Series C Preferred Stock.

      Parties to the agreement holding $10 million worth of shares of Class A Common Stock on an as-converted basis may also request up to five shelf registrations, only two of which may be underwritten without the Issuer's consent. The agreement further provided for the Issuer to file a single shelf registration for shares of Class A Common Stock issuable upon conversion of the 10% Convertible Notes. The Issuer filed this shelf registration on Form S-3 on February 4, 2003.

      Finally, the Registration Rights Agreement provides unlimited incidental registration rights for all parties, other than in the case of certain high yield debt offerings and in other limited circumstances. On July 3, 2003, the Issuer filed another shelf registration statement on Form S-3 for a secondary offering of Class A Common Stock, pursuant to contractual rights held by General Motors and certain other investors. American Honda joined this registration pursuant to its incidental registration rights, including all shares of Class A Common Stock issuable to it upon conversion of its Series C Preferred Stock.

                         DIRECTOR DESIGNATION AGREEMENT

      American Honda and the Reporting Persons entered into an Amended and Restated Director Designation Agreement dated February 1, 2003 with the Issuer, as amended on September 9, 2003, pursuant to which the number of directors of the Issuer was set at seven and (i) the Issuer granted American Honda a designee to the board for such time as American Honda retains at least 50% of its investment in the Issuer as of the date of the agreement,
(ii) subject to certain limitations, the Issuer granted Clear Channel a designee to the board and (iii) the Issuer granted American Honda and the Reporting Persons approval rights with respect to two independent directors. Two other directors must be the President and the Chairman of the Issuer.

      If elected to the board, the American Honda designee will be on any executive committee. Each party to the agreement agreed to vote its shares in favor of the other parties' designees. The agreement terminates as to certain parties if the combined voting power of the parties exceeds 50%. The parties with the smallest number of shares as of the date of the original agreement are dropped from the agreement first, until the voting power of the remaining parties falls to 50% or less. Pursuant to this agreement, Thomas G. Elliott, the Executive Vice President, Automobile Operations of American Honda, joined the Issuer's board of directors on January 28, 2003.

                                    * * * * *


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 12 of 13 Pages


            Other than the foregoing agreements and others described in filings made with the SEC by the Reporting Persons, there are no contracts, arrangements, understandings or relationships among American Honda, Honda Motor, or, to their best knowledge, any of the Reporting Persons, or any of their respective executive officers or directors, or between such persons and any person, with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Item 7 is hereby amended to add the following:

            Exhibit 14 Amended and Restated Note Purchase Agreement (incorporated by reference to Exhibit 10.40 to the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003)

            Exhibit 15 Third Amended and Restated Shareholders and Noteholders Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30,
                              2003)

            Exhibit 16 Amended and Restated Director Designation Agreement (incorporated by reference to Exhibit
                              10.42 to the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003)

            Exhibit 17 Amendment No. 1 to Amended and Restated Director Designation Agreement


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CUSIP NO. 983759-10-1         Schedule 13D                  Page 13 of 13 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2003

                                    AMERICAN HONDA MOTOR CO., INC.


                                    By: /s/ S. Sakamoto
                                        --------------------------------------
                                    Name: Shinichi Sakamoto
                                          ------------------------------------
                                    Title: Treasurer
                                           -----------------------------------

                                   EXHIBIT INDEX

Exhibit No.         Description
-----------         -----------

     14 Amended and Restated Note Purchase Agreement (incorporated by reference to Exhibit 10.40 to the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30,
                    2003)

     15 Third Amended and Restated Shareholders and Noteholders Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003)

     16 Amended and Restated Director Designation Agreement (incorporated by reference to Exhibit 10.42 to the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003)

     17             Amendment No. 1 to Amended and Restated Director
                    Designation Agreement